Exhibit 99.(3)

Additional Statements Required by Rule 17g-1(g)(1)

The attached chart reflects the premium allocation for the joint insured bond among the Funds that was approved by the Boards of Directors/Trustees. The premium on the joint insured bond has been paid through March 15, 2022.

FIDELITY BOND PREMIUM AMOUNT 2022

Fund Name	Identifier	Average Net Assets as of 01/31/22	Allocation	Fidelity Bond
Brookfield Real Assets Income Fund Inc.	RA	$999,669,634	28.12%	$3,866
Brookfield Global Listed Infrastructure Fund	BGL	459,428,531	12.92%	1,777
Brookfield Global Listed Real Estate Fund	BLR	664,445,426	18.69%	2,569
Brookfield Real Assets Securities Fund	RAS	54,294,553	1.53%	210
Brookfield Global Renewables & Sustainable Infrastructure Fund[1]	GRSI	16,234,236	0.46%	63
Center Coast Brookfield Midstream Focus Fund	CCC	1,099,392,852	30.92%	4,251
Center Coast Brookfield MLP & Energy Infrastructure Fund	CEN	90,733,985	2.55%	351
Oaktree Emerging Markets Equity Fund	EME	21,828,985	0.61%	84
Oaktree Diversified Income Fund Inc.	ODIF	149,516,916	4.21%	578
Total		$3,555,545,118	100.00%	$13,749

Note: Funds with zero assets have been omitted. Each omitted fund is part of a series for which the maximum fidelity bond is currently required and therefore their omission has no bearing on the amount of coverage required or the premium amounts.

1 Net assets are as of February 7, 2022, which is the date GRSI commenced operations.